# Dreyfus Municipal Bond Fund

**SEMIANNUAL REPORT** February 28, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Municipal Bond Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Paul Disdier.

The reporting period generally was a good one for municipal bonds. Longer-term tax-exempt securities rallied as investors became more confident in the economic recovery and fiscal conditions improved for many issuers. The municipal bond market's performance over the reporting period defied conventional wisdom, which holds that most bonds should lose value when interest rates rise. Other factors including low inflation, strong institutional demand and moderating issuance volume more than offset the potentially eroding effects of higher interest rates.

We believe that the municipal bond market's unexpected strength is yet another example of why investors should resist the temptation to time the markets. Instead, we believe that most investors should remain broadly diversified across asset classes and individual securities. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the markets' longer-term returns while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



## DISCUSSION OF FUND PERFORMANCE

Paul Disdier, Senior Portfolio Manager

### How did Dreyfus Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund achieved a total return of 2.42%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.40% for the same period.[2] In addition, the average total return for all funds reported in the Lipper General Municipal Debt Funds category was 2.14%.[3]

Despite rising short-term interest rates, longer-term municipal bonds fared relatively well as investors' inflation expectations remained low and supply-and-demand factors were favorable. The fund produced a return that was in line with its benchmark and higher than its Lipper category average. We attribute this result primarily to the fund's focus on longer-dated securities and a slightly longer average duration relative to its benchmark, which enabled the fund to participate more fully in price gains as the longer end of the market moved to lower yields.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital.

To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund will invest at least 75% of its assets in municipal bonds rated A or better or the unrated equivalent as determined by Dreyfus. The fund may invest up to 25% of its assets in municipal bonds rated below A or the unrated equivalent as determined by Dreyfus, including bonds rated below investment-grade quality ("high yield" or "junk" bonds). The dollar-weighted average maturity of the fund's portfolio is not restricted, but normally exceeds 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for

investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income or that are trading at attractive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates during the reporting period in an attempt to forestall a potential acceleration of inflation and move away from the aggressively accommodative monetary policy of the past several years. Although longer-term bonds historically have tended to lose value when the Fed tightens monetary policy, this time has proved to be an exception so far. Longer-term municipal bonds rallied for much of the reporting period as investors' inflation expectations remained low in a moderately growing economy.

In addition, municipal bond prices were supported during the reporting period by favorable supply-and-demand dynamics. The fiscal conditions of many municipal issuers improved in the recovering economy, enabling them to balance their budgets and reduce their borrowing activities. As a result, the supply of newly issued bonds fell compared to the same period one year earlier. Yet, demand for tax-exempt securities remained strong from traditional institutional investors, such as insurance companies, and non-traditional investors, such as hedge funds.

We maintained the fund's average duration in a range we considered slightly longer than the Index, a position that was designed to avoid the heightened volatility generally experienced by shorter-dated secu-

rities during the reporting period. In addition, the fund's relatively long average duration enabled it to capture incrementally higher yields and participate more fully in opportunities for capital appreciation during market rallies.

The fund also benefited from our security selection strategy, including additions to its holdings of higher-yielding tax-exempt bonds backed by airlines, health care facilities, pollution control facilities and revenues from the states' settlement of litigation with U.S. tobacco companies. When making new purchases, we typically favored premium-structured bonds with strong income characteristics.

### What is the fund's current strategy?

As of the reporting period's end, we have maintained our focus on securities in the 15- to 25-year maturity range in anticipation of further short-term interest rate hikes by the Fed. Because yield differences among bonds of various maturities have narrowed beyond historical norms, it makes little sense to us to assume the risks that even longer maturities typically entail. In addition, we currently intend to maintain the fund's holdings of higher-yielding bonds, which we believe should benefit from the effects of a stronger U.S. economy and robust investor demand for tax-exempt investment income.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through November 30, 2004. The agreement was then extended to May 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Bond Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended February 28, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $    3.36 |
| Ending value (after expenses) | $1,024.20 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

| | |
|---|---|
| Expenses paid per $1,000† | $    3.36 |
| Ending value (after expenses) | $1,021.47 |

†   *Expenses are equal to the fund's annualized expense ratio of .67%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

6

| Long-Term Municipal Investments−96.4% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Alabama−5.3%** | | |
| Alabama Housing Finance Authority, SFMR: | | |
| 6.45%, 10/1/2025 (Collateralized; FNMA) | 1,730,000 | 1,766,416 |
| 6.10%, 10/1/2027 (Collateralized; GNMA) | 3,385,000 | 3,508,282 |
| Alabama Public School and College Authority: | | |
| 9.366%, 7/1/2015 | 11,760,000 a,b | 14,227,718 |
| (Capital Improvement) 5.50%, 7/1/2019 | 29,250,000 | 32,231,160 |
| Courtland Industrial Development Board, EIR | | |
| (International Paper Co.) 6.25%, 8/1/2025 | 8,000,000 | 8,586,560 |
| Jefferson County, Limited Obligation School Warrants: | | |
| 5.25%, 1/1/2019 | 23,000,000 | 24,591,600 |
| 5.25%, 1/1/2020 | 20,000,000 | 21,323,400 |
| 5.50%, 1/1/2021 | 5,000,000 | 5,425,650 |
| **Alaska−1.2%** | | |
| Alaska Energy Authority, Power Revenue (Bradley Lake) | | |
| 6%, 7/1/2017 (Insured; FSA) | 5,730,000 | 6,791,196 |
| Alaska Housing Finance Corp. | | |
| 10.112%, 12/1/2019 (Insured; MBIA) | 10,000,000 a,b | 10,903,000 |
| Anchorage, Electric Utility Revenue | | |
| 6.50%, 12/1/2015 (Insured; MBIA) | 6,135,000 | 7,565,989 |
| **Arizona−2.4%** | | |
| Maricopa County Pollution Control Corp., PCR | | |
| (Southern California Edison Co.) 2.90%, 3/2/2009 | 14,000,000 | 13,748,280 |
| The Industrial Development Authority of the County of | | |
| Apache, PCR (Tucson Electric Power Co. Project): | | |
| 5.85%, 3/1/2028 | 7,750,000 | 7,749,225 |
| 5.875%, 3/1/2033 | 28,570,000 | 28,566,857 |
| **California−10.4%** | | |
| California: | | |
| Economic Recovery: | | |
| 5%, 7/1/2016 | 14,500,000 | 15,636,945 |
| 5%, 7/1/2017 | 18,500,000 | 19,928,755 |
| GO: | | |
| 5.50%, 4/1/2028 | 11,260,000 | 12,351,882 |
| 5.50%, 4/1/2030 | 5,000,000 | 5,465,100 |
| California Department of Water Resource, Revenue: | | |
| Power Supply: | | |
| 5.25%, 5/1/2011 (Insured; FSA) | 12,000,000 | 13,321,800 |
| 5.125%, 5/1/2019 (Insured; FGIC) | 21,090,000 | 22,666,899 |
| 5.125%, 5/1/2019 | 20,500,000 | 21,953,245 |
| Water (Central Valley Project): | | |
| 5.50%, 12/1/2016 (Prerefunded 12/1/2011) | 1,280,000 c | 1,452,749 |
| 5.50%, 12/1/2016 | 6,390,000 | 7,195,843 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **California (continued)** | | |
| California Public Works Board, LR: | | |
| (Department of Mental Health-Coalinga) | | |
| 5.125%, 6/1/2029 | 7,000,000 | 7,282,100 |
| (Various University of California Projects) | | |
| 5.50%, 6/1/2014 | 9,750,000 | 10,897,282 |
| California Statewide Communities Development | | |
| Authority, Revenue: | | |
| (Daughters of Charity Health System) | | |
| 5%, 7/1/2039 | 14,185,000 d | 14,267,131 |
| (Kaiser Permanente) 2.30%, 5/1/2007 | 10,000,000 | 9,853,700 |
| Chula Vista, Industrial Development Revenue | | |
| (San Diego Gas and Electric) 5.50%, 12/1/2021 | 10,000,000 | 10,706,100 |
| Golden State Tobacco Securitization Corp., | | |
| Enhanced Tobacco Settlement Asset−Backed Bonds: | | |
| 5.50%, 6/1/2033 (Insured; FGIC) | 14,000,000 | 15,293,740 |
| 5.50%, 6/1/2043 | 28,495,000 | 30,450,327 |
| **Connecticut−1.3%** | | |
| Connecticut Resource Recovery Authority | | |
| (American Fuel Co. Project) 6.45%, 11/15/2022 | 7,325,000 | 7,419,492 |
| Mashantucket Western Pequot Tribe, Special Revenue: | | |
| 6.40%, 9/1/2011 (Prerefunded 9/1/2007) | 9,170,000 b,c | 9,988,606 |
| 6.40%, 9/1/2011 | 9,330,000 b | 9,869,274 |
| **Delaware−.1%** | | |
| Delaware Housing Authority, Senior SFMR | | |
| 6.45%, 1/1/2026 | 2,555,000 | 2,567,622 |
| **District of Columbia−.6%** | | |
| District of Columbia Tobacco Settlement Financing Corp. | | |
| 6.50%, 5/15/2033 | 11,750,000 | 12,435,142 |
| **Florida−2.7%** | | |
| Florida Board of Education Capital Outlay | | |
| (Public Education) 5.50%, 6/1/2016 | 12,000,000 | 13,445,760 |
| Florida Department of Environmental Protection, Revenue | | |
| 5.75%, 7/1/2013 (Insured; FGIC) | 10,270,000 | 11,624,613 |
| Orange County, Health Facilities Authority, Revenue | | |
| (Orlando Regional Healthcare) 6%, 12/1/2028 | 2,090,000 | 2,272,833 |
| Orlando Utilities Commission, | | |
| Water and Electric Revenue | | |
| 6.75%, 10/1/2017 | 15,875,000 | 19,752,151 |
| Tampa, Utility Tax and Special Revenue | | |
| 5.75%, 10/1/2013 (Insured; AMBAC) | 9,100,000 | 10,530,884 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Georgia—4.1%** | | |
| Atlanta Development Authority, Student Housing Revenue (ADA/CAU Partners Inc.) 6.25%, 7/1/2014 (Insured; ACA) | 4,605,000 | 5,122,372 |
| Augusta Water and Sewer, Revenue 5.25%, 10/1/2039 (Insured; FSA) | 7,000,000 | 7,500,290 |
| Chatham County Hospital Authority, Revenue Improvement (Memorial Health University) 5.75%, 1/1/2029 | 4,000,000 | 4,299,240 |
| Fulton County Facilities Corp., COP (Fulton County, Georgia Public Purpose Project) 5.50%, 11/1/2018 (Insured; AMBAC) | 11,630,000 | 12,966,752 |
| Georgia: | | |
| 5.80%, 11/1/2009 | 19,580,000 | 22,350,962 |
| 5.80%, 11/1/2009 | 20,000,000 | 22,830,400 |
| Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State University Foundation) 5.625%, 9/1/2030 | 4,000,000 | 4,193,760 |
| Private Colleges and Universities Authority, Revenue (Mercer University Project) 5.75%, 10/1/2031 | 6,000,000 | 6,381,960 |
| **Hawaii—.8%** | | |
| Hawaii 5.80%, 9/1/2009 (Insured; FSA) | 14,000,000 | 15,792,280 |
| **Idaho—.7%** | | |
| Idaho Housing Agency, Multi-Family Housing 6.70%, 7/1/2024 | 9,470,000 | 9,651,635 |
| Power County Industrial Development Corp., SWDR (FMC Corp. Project) 6.45%, 8/1/2032 | 4,750,000 | 4,873,975 |
| **Illinois—3.4%** | | |
| Chicago O'hare International Airport, Revenue: General Airport Third Lien 5.75%, 1/1/2024 (Insured; FSA) | 9,215,000 | 10,213,630 |
| Special Facilities (American Airlines Inc. Project) 8.20%, 12/1/2024 | 3,595,000 | 3,022,604 |
| Cook County 5.50%, 11/15/2012 (Insured; FGIC) (Prerefunded 5/15/2011) | 12,000,000 c | 13,493,880 |
| Illinois Finance Authority, Revenue (Northwestern Memorial Hospital) 5.50%, 8/15/2043 | 22,310,000 | 23,795,623 |
| Illinois Health Facilities Authority, Revenue (Advocate Health Care Network) 6.125%, 11/15/2022 | 10,000,000 | 11,158,900 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Illinois (continued)** | | |
| Illinois Housing Development Authority: | | |
| Multi-Family Housing (Lawndale Redevelopment | | |
| Project) 6.90%, 12/1/2026 (Collateralized; FHA) | 1,210,000 | 1,246,215 |
| (Multi-Family Program) 6.75%, 9/1/2021 | 8,750,000 | 8,763,387 |
| **Indiana−.6%** | | |
| Indiana Transportation Finance Authority, Highway | | |
| Revenue 5.75%, 12/1/2021 (Insured; FGIC) | 10,000,000 | 11,924,400 |
| **Iowa−.1%** | | |
| Iowa Finance Authority, SFMR | | |
| (Mortgage Backed Securities Program) | | |
| 6.65%, 7/1/2028 (Collateralized; FNMA) | 2,285,000 | 2,333,076 |
| **Kansas−1.0%** | | |
| Wichita, Hospital Revenue Facilities Improvement | | |
| (Christi Health System) 5.50%, 11/15/2026 | 7,000,000 | 7,393,050 |
| Wyandotte County Kansas City, Unified Government | | |
| Utility System Revenue | | |
| 5.60%, 9/1/2023 (Insured; AMBAC) | 12,010,000 | 13,957,902 |
| **Kentucky−.7%** | | |
| City of Ashland, Sewage and Solid Waste Revenue | | |
| (Ashland Inc. Project) 7.125%, 2/1/2022 | 5,170,000 | 5,304,730 |
| Mount Sterling, LR (Kentucky League Cities Funding) | | |
| 6.10%, 3/1/2018 | 7,955,000 | 9,423,652 |
| **Louisiana−.7%** | | |
| Parish of West Feliciana, PCR (Gulf States Utilities-I) | | |
| 7.70%, 12/1/2014 | 14,000,000 | 14,394,100 |
| **Maryland−.7%** | | |
| Community Development Administration, Department | | |
| of Housing and Community Development State | | |
| of Maryland 10.312%, 7/1/2039 | 5,000,000 [a,b] | 5,372,950 |
| Maryland Economic Development Corp., Student | | |
| Housing Revenue (Frostburg State University | | |
| Project) 6.25%, 10/1/2033 | 8,580,000 | 8,999,219 |
| **Massachusetts−2.0%** | | |
| Massachusetts 10.397%, 2/1/2015 | 10,000,000 [a,b] | 12,733,900 |
| Massachusetts Housing Finance Agency, Revenue: | | |
| Housing: | | |
| 6.50%, 7/1/2025 (Insured; AMBAC) | 3,580,000 | 3,667,245 |
| 6.60%, 1/1/2037 (Insured; AMBAC) | 6,135,000 | 6,279,909 |
| Single Family Housing 7.125%, 6/1/2025 | 2,055,000 | 2,057,404 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Nuclear Project Number 4 Issue) 5.25%, 7/1/2013 (Insured; MBIA) | 10,000,000 | 11,070,600 |
| Massachusetts Special Obligation Dedicated Tax, Revenue 5.25%, 1/1/2024 (Insured; FGIC) | 5,000,000 | 5,416,800 |
| **Michigan−3.1%** | | |
| The Economic Development Corp. of the County of Gratiot, Limited Obligation EDR (Danly Die Set Project) 7.625%, 4/1/2007 | 3,200,000 | 3,190,560 |
| Michigan Building Authority, Revenue (Facilities Program) 5%, 10/15/2009 (Insured; FSA) | 19,000,000 | 20,581,180 |
| Michigan Hospital Finance Authority: HR (Genesys Health System Obligated Group): | | |
| 8.125%, 10/1/2021 (Prerefunded 10/1/2005) | 15,000,000 c | 15,806,250 |
| 7.50%, 10/1/2027 (Prerefunded 10/1/2005) | 15,300,000 c | 15,766,650 |
| Revenue (Oakwood Obligated Group) 5.50%, 11/1/2016 | 8,165,000 | 8,902,871 |
| **Minnesota−1.0%** | | |
| Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue 5.75%, 1/1/2032 (Insured; FGIC) | 5,000,000 | 5,529,650 |
| Minnesota Housing Finance Agency, Single Family Mortgage: | | |
| 6.50%, 7/1/2024 | 4,530,000 | 4,625,900 |
| 6.45%, 7/1/2025 | 7,195,000 | 7,346,743 |
| Shakopee Health Care Facilities, Revenue (Saint Francis Regional Medical Center) 5.25%, 9/1/2034 | 3,000,000 | 3,069,870 |
| **Missouri−1.5%** | | |
| Missouri Board of Public Buildings (Special Obligation) 5.50%, 10/15/2010 | 12,205,000 | 13,668,379 |
| Missouri Higher Education Loan Authority, Student Loan Revenue 6.75%, 2/15/2009 | 11,500,000 | 11,855,350 |
| The City of Saint Louis, Airport Revenue (Airport Development Program) 5.625%, 7/1/2016 (Insured; MBIA) | 5,000,000 | 5,585,750 |
| **Nebraska−2.6%** | | |
| Omaha Public Power District, Electric Revenue 5.50%, 2/1/2014 | 47,300,000 | 53,612,185 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Nevada−.8%** | | |
| Clark County, IDR (Nevada Power Co. Project) | | |
| 5.90%, 11/1/2032 | 15,000,000 | 14,751,450 |
| Nevada Housing Division (Single Family Program) | | |
| 6.80%, 4/1/2027 | 1,600,000 | 1,607,936 |
| **New Hampshire−1.3%** | | |
| Business Finance Authority of the State of New Hampshire, PCR (Public Service Co.) | | |
| 6%, 5/1/2021 (Insured; MBIA) | 15,500,000 | 16,958,705 |
| New Hampshire Housing Finance Authority: | | |
| Multi-Family Housing: | | |
| 7.55%, 7/1/2013 | 1,435,000 | 1,580,724 |
| (Mariners Village Project) | | |
| 6.60%, 1/1/2038 (Collateralized; FHA) | 7,365,000 | 7,518,708 |
| Single Family Residential Mortgage | | |
| 6.85%, 1/1/2025 | 1,805,000 | 1,805,578 |
| **New Jersey−7.5%** | | |
| New Jersey Economic Development Authority: | | |
| Cigarette Tax Revenue: | | |
| 5.50%, 6/15/2024 | 7,615,000 | 8,018,290 |
| 5.50%, 6/15/2031 | 9,865,000 | 10,238,588 |
| PCR (Public Service Electric and Gas Co. Project) | | |
| 6.40%, 5/1/2032 (Insured; MBIA) | 32,040,000 | 33,087,708 |
| New Jersey Transit Corp., COP, Federal Transit Administration Grants 5.75%, 9/15/2014 (Insured; AMBAC) (Prerefunded 9/15/2010) | 15,000,000 c | 17,003,100 |
| New Jersey Transportation Trust Fund Authority: | | |
| 10.397%, 6/15/2012 | 12,330,000 a,b | 16,456,851 |
| (Transportation System): | | |
| 5.50%, 12/15/2013 (Insured; FSA) | 15,900,000 | 18,028,851 |
| 5.75%, 6/15/2018 | 7,750,000 | 9,037,197 |
| 5.75%, 6/15/2020 | 12,645,000 | 14,847,633 |
| New Jersey Turnpike Authority, Turnpike Revenue | | |
| 9.874%, 1/1/2017 (Insured; MBIA) | 15,000,000 a,b | 18,213,000 |
| Tobacco Settlement Financing Corp. of New Jersey | | |
| 7%, 6/1/2041 | 11,685,000 | 12,549,807 |
| **New Mexico−.5%** | | |
| New Mexico Finance Authority, State Transportation Revenue | | |
| (Senior Lien) 5.25%, 6/15/2020 (Insured; MBIA) | 8,000,000 | 8,785,840 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **New Mexico (continued)** | | |
| New Mexico Mortgage Financing Authority | | |
| 6.80%, 1/1/2026 | 1,940,000 | 1,990,479 |
| **New York−12.6%** | | |
| Long Island Power Authority, Electric System Revenue: | | |
| 5.50%, 12/1/2012 (Insured; FSA) | 10,000,000 | 11,415,100 |
| 5.50%, 12/1/2013 (Insured; FSA) | 25,860,000 | 29,699,434 |
| Metropolitan Transportation Authority: | | |
| Revenue | | |
| 5.50%, 11/15/2014 (Insured; AMBAC) | 18,000,000 | 20,638,440 |
| State Service Contract: | | |
| 5.75%, 1/1/2016 | 8,000,000 | 9,209,920 |
| 5.75%, 1/1/2018 | 17,025,000 | 19,742,190 |
| Nassau County Industrial Development Agency, IDR | | |
| (KeySpan-Glenwood Energy Center, LLC Project) | | |
| 5.25%, 6/1/2027 | 10,000,000 | 10,347,900 |
| New York City: | | |
| 5.50%, 5/15/2015 (Insured; MBIA) | 11,180,000 | 12,322,931 |
| 5.75%, 3/1/2018 | 14,185,000 | 15,810,034 |
| 5%, 8/1/2021 | 10,000,000 | 10,509,700 |
| 5.25%, 8/15/2024 | 18,500,000 | 19,728,400 |
| New York City Transitional Finance Authority, Revenue: | | |
| 9.374%, 11/1/2018 (Prerefunded 5/1/2010) | 14,550,000 [a,b,c] | 17,721,609 |
| (Future Tax Secured): | | |
| 5.75%, 2/15/2015 (Prerefunded 2/15/2010) | 5,100,000 [c] | 5,785,032 |
| 5.75%, 2/15/2015 | 11,910,000 | 13,339,915 |
| New York State Dormitory Authority, Revenue: | | |
| (City University) 7.50%, 7/1/2010 | 5,000,000 | 5,604,050 |
| (State University Educational Facilities) | | |
| 5.50%, 5/15/2013 (Insured; FGIC) | 20,350,000 | 23,053,905 |
| New York State Environmental Facilities Corp., | | |
| State Clean Water and Drinking Water Revolving Funds | | |
| Revenue (New York City Municipal Water Finance | | |
| Authority Projects) (Second Resolution Bonds) | | |
| 5.50%, 6/15/2017 | 7,100,000 | 8,272,707 |
| Tobacco Settlement Financing Corp. of New York, | | |
| Asset Backed Revenue | | |
| 5.25%, 6/1/2022 (Insured; AMBAC) | 10,000,000 | 10,758,200 |
| Triborough Bridge and Tunnel Authority, | | |
| Revenues (General Purpose) | | |
| 5.50%, 1/1/2032 | 20,000,000 | 21,373,200 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **North Carolina—1.6%** | | |
| Charlotte 5.25%, 2/1/2015 | 9,380,000 | 10,148,222 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue: | | |
| 5.50%, 1/1/2011 | 10,000,000 | 10,863,500 |
| 5.50%, 1/1/2012 | 10,000,000 | 10,917,600 |
| North Carolina Housing Finance Agency, Single Family Revenue 6.50%, 9/1/2026 | 2,205,000 | 2,251,459 |
| **Oklahoma—1.0%** | | |
| Claremore Industrial and Redevelopment Authority, EDR (Yuba Project) 8.375%, 7/1/2011 | 7,500,000 | 7,517,700 |
| Grand River Dam Authority, Revenue 5%, 6/1/2012 (Insured; FSA) | 11,500,000 | 12,631,485 |
| **Oregon—.2%** | | |
| Klamath Falls, Electric Revenue (Senior Lien-Klamath Cogen) 6%, 1/1/2025 | 5,000,000 | 5,032,500 |
| **Pennsylvania—4.5%** | | |
| Allegheny County: | | |
| 5%, 11/1/2016 (Insured; FGIC) | 23,275,000 | 25,389,301 |
| 5%, 11/1/2017 (Insured; FGIC) | 10,000,000 | 10,857,900 |
| Delaware County Industrial Development Authority, Water Facilities Revenue (Philadelphia Suburban Water) 6.35%, 8/15/2025 (Insured; FGIC) | 10,000,000 | 10,355,200 |
| Montgomery County Industrial Development Authority, Revenue (Mortgage-Whitemarsh Continuing Care) 6.25%, 2/1/2035 | 8,305,000 | 8,451,915 |
| Pennsylvania 5.375%, 7/1/2018 (Insured; FSA) | 20,000,000 | 22,966,000 |
| Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy): | | |
| 6.75%, Series A, 12/1/2036 | 10,000,000 | 10,699,700 |
| 6.75%, Series B, 12/1/2036 | 5,500,000 | 5,884,835 |
| **Rhode Island—.0%** | | |
| Rhode Island Housing and Mortgage Finance Corp. (Homeownership Opportunity) 6.50%, 4/1/2027 | 300,000 | 300,396 |
| **South Carolina—1.2%** | | |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 5.875%, 12/1/2019 | 4,000,000 | 4,513,720 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **South Carolina (continued)** | | |
| Securing Assets For Education, Installment Purchase Revenue (The School District of Berkeley County, South Carolina Project) 5%, 12/1/2028 | 15,405,000 | 15,655,177 |
| South Carolina Housing Finance and Development Authority, Mortgage Revenue: | | |
| 6.75%, 7/1/2026 | 1,885,000 | 1,920,627 |
| 6.70%, 7/1/2027 | 3,080,000 | 3,153,550 |
| **Texas−9.1%** | | |
| Alliance Airport Authority Inc., Special Facilities Revenue: | | |
| (American Airlines Inc. Project) 7.50%, 12/1/2029 | 8,000,000 | 5,765,680 |
| (Federal Express Corp. Project) 6.375%, 4/1/2021 | 34,070,000 | 35,954,412 |
| Austin Convention Enterprises Inc., Convention Center Hotel, Second Tier Revenue 5.75%, 1/1/2032 | 16,000,000 | 16,559,360 |
| Brazos River Authority, PCR (TXU Electric Co. Project): | | |
| 5.75%, 11/1/2011 | 11,500,000 | 12,404,590 |
| 6.75%, 10/1/2038 | 5,790,000 | 6,328,702 |
| Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Revenue: | | |
| Facilities Improvement Corp. (Bombardier Inc.) 6.15%, 1/1/2016 | 4,800,000 | 4,831,872 |
| Joint Improvement: | | |
| 5.75%, 11/1/2014 (Insured; FGIC) | 15,070,000 | 16,766,731 |
| 5.75%, 11/1/2015 (Insured; FGIC) | 10,000,000 | 11,105,300 |
| Harris County Hospital District, Mortgage Revenue: | | |
| 7.40%, 2/15/2010 (Insured; AMBAC) | 1,930,000 | 2,117,673 |
| 7.40%, 2/15/2010 (Insured; AMBAC) | 3,785,000 | 4,239,086 |
| Harris County-Houston Sports Authority, Third Lien Revenue: | | |
| Zero Coupon, 11/15/2033 (Insured; MBIA) | 23,245,000 | 4,864,714 |
| Zero Coupon, 11/15/2035 (Insured; MBIA) | 14,500,000 | 2,689,895 |
| Houston: | | |
| Airport System Revenue, Special Facilities (Continental Airlines): | | |
| 7%, 7/1/2029 | 5,800,000 | 5,043,158 |
| Airport Improvement 6.125%, 7/15/2027 | 5,000,000 | 3,847,700 |
| Terminal Improvement 6.125%, 7/15/2027 | 7,355,000 | 5,659,967 |
| Utilities System Revenue First Lien 5.25%, 5/15/2021 (Insured; FSA) | 18,075,000 | 19,691,809 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Texas (continued)** | | |
| Tarrant County Health Facilities Development Corp., Health System Revenue (Texas Health Resources System) 5.75%, 2/15/2014 (Insured; MBIA) | 9,470,000 | 10,821,369 |
| Texas 11.212%, 12/1/2020 | 7,605,000 [a,b] | 8,185,642 |
| Texas Turnpike Authority, Central Texas Turnpike System Revenue, First Tier 5.75%, 8/15/2038 (Insured; AMBAC) | 12,000,000 | 13,516,440 |
| **Utah−.4%** | | |
| Carbon County, SWDR (Sunnyside Cogeneration) 7.10%, 8/15/2023 | 8,540,000 | 8,412,071 |
| **Washington−2.3%** | | |
| Bellevue 5.50%, 12/1/2039 (Insured; MBIA) | 12,000,000 | 13,007,520 |
| Seattle, Municipal Light and Power Revenue, Improvement: | | |
| 5.50%, 3/1/2013 (Insured; FSA) | 11,585,000 | 12,925,037 |
| 5.50%, 3/1/2016 (Insured; FSA) | 15,400,000 | 17,033,940 |
| Tumwater Office Properties, LR (Washington State Office Building) 5%, 7/1/2028 | 5,110,000 | 5,296,873 |
| **Wisconsin−3.0%** | | |
| Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 7%, 6/1/2028 | 25,000,000 | 26,563,750 |
| Wisconsin: | | |
| 6.25%, 5/1/2009 | 9,555,000 | 10,745,457 |
| 5.25%, 5/1/2019 (Insured; FSA) (Prefunded 5/1/2011) | 10,220,000 [c] | 11,276,033 |
| Wisconsin Health and Educational Facilities Authority, Revenue: | | |
| (Aurora Health Care) 5.625%, 2/15/2029 | 9,725,000 | 9,926,599 |
| (FH Healthcare Development Inc. Project) 6.25%, 11/15/2028 | 5,000,000 | 5,328,650 |
| **Wyoming−.6%** | | |
| Sweetwater County, SWDR (FMC Corp. Project) 6.90%, 9/1/2024 | 13,225,000 | 13,410,282 |
| **U.S. Related−2.8%** | | |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue 6%, 7/1/2039 (Prefunded 7/1/2010) | 20,050,000 [c] | 22,970,684 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Related (continued)** | | |
| Puerto Rico Housing Finance Authority, | | |
| Capital Fund Program: | | |
| 5%, 12/1/2018 | 14,840,000 | 15,807,865 |
| 5%, 12/1/2019 | 6,000,000 | 6,368,640 |
| 5%, 12/1/2020 | 5,000,000 | 5,292,150 |
| Puerto Rico Infrastructure Financing Authority, | | |
| Special Obligation 5.50%, 10/1/2032 | 7,000,000 | 7,715,960 |
| **Total Long-Term Municipal Investments** | | |
| (cost $1,907,029,588) | | **2,022,942,958** |

| Short-Term Municipal Investments—3.0% | | |
|---|---|---|
| **Connecticut—.2%** | | |
| Connecticut Health and Educational Facilities Authority, Revenue, VRDN (Quinnipac University) 1.77% (Insured; Radian) | 3,200,000 e | 3,200,000 |
| **Florida—.8%** | | |
| Alachua County Health Facilities Authority, Revenue, VRDN: | | |
| Continuing Care Retirement Community (Oak Hammock University Florida Project) 1.80% (LOC; Banque Nationale de Paris) | 4,000,000 e | 4,000,000 |
| Health Facilities (Shands Teaching Hospital) 1.83% (LOC; Sun Trust Bank) | 10,315,000 e | 10,315,000 |
| Jacksonville Health Facilities Authority, HR, VRDN 1.83% (LOC; Bank of America) | 2,995,000 e | 2,995,000 |
| **Pennsylvania—.0%** | | |
| Geisinger Authority, Health System Revenue VRDN (Geisinger Health System) 1.79% | 1,000,000 e | 1,000,000 |
| **Tennessee—.3%** | | |
| Sevier County Public Building Authority, VRDN (Local Government Public Improvement) 1.83% | 6,000,000 e | 6,000,000 |
| **Texas—.3%** | | |
| Harris County Health Facilities Development Corp., Revenue, VRDN (Methodist Hospital) 1.80% | 6,000,000 e | 6,000,000 |

| Short-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Utah−.6%** | | |
| Weber County, HR, VRDN (IHC Health Services, Inc.) 1.80% | 12,000,000 e | 12,000,000 |
| **Wisconsin−.8%** | | |
| Wisconsin Health and Educational Facilities Authority, Revenue, VRDN (Prohealth Inc.) 1.80% (Insured; AMBAC) | 17,000,000 e | 17,000,000 |
| **Total Short-Term Municipal Investments** (cost $62,510,000) | | **62,510,000** |
| **Total Investments** (cost $1,969,539,588) | **99.4%** | **2,085,452,958** |
| **Cash and Receivables (Net)** | **.6%** | **12,360,720** |
| **Net Assets** | **100.0%** | **2,097,813,678** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **GNMA** | Government National Mortgage Association |
| **AMBAC** | American Municipal Bond Assurance Corporation | **GO** | General Obligation |
| **COP** | Certificate of Participation | **HR** | Hospital Revenue |
| **EDR** | Economic Development Revenue | **IDR** | Industrial Development Revenue |
| **EIR** | Environment Improvement Revenue | **LOC** | Letter of Credit |
| | | **LR** | Lease Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **FHA** | Federal Housing Administration | | |
| **FNMA** | Federal National Mortgage Association | **PCR** | Pollution Control Revenue |
| | | **SFMR** | Single Family Mortgage Revenue |
| **FSA** | Financial Security Assurance | **SWDR** | Solid Waste Disposal Revenue |
| | | **VRDN** | Variable Rate Demand Notes |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 40.0 |
| AA | | Aa | | AA | 20.5 |
| A | | A | | A | 18.3 |
| BBB | | Baa | | BBB | 10.6 |
| BB | | Ba | | BB | 3.5 |
| B | | B | | B | 1.5 |
| CCC | | Caa | | CCC | .4 |
| F1 | | MIG1/P1 | | SP1/A1 | 3.0 |
| Not Rated [f] | | Not Rated [f] | | Not Rated [f] | 2.2 |
| | | | | | **100.0** |

[†] *Based on total investments.*

[a] *Inverse floater security—the interest rate is subject to change periodically.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Board of Directors. At February 28, 2005, these securities amounted to $123,672,550 or 5.9% of net assets.*

[c] *Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Purchased on a delay delivery basis.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 1,969,539,588 | 2,085,452,958 |
| Cash | | 536,608 |
| Interest receivable | | 28,147,481 |
| Receivable for shares of Common Stock subscribed | | 20,444 |
| Prepaid expenses | | 39,317 |
| | | **2,114,196,808** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 1,002,657 |
| Payable for investment securities purchased | | 14,224,041 |
| Payable for shares of Common Stock redeemed | | 967,828 |
| Accrued expenses | | 188,604 |
| | | **16,383,130** |
| **Net Assets ($)** | | **2,097,813,678** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 2,115,244,681 |
| Accumulated undistributed investment income–net | | 99,687 |
| Accumulated net realized gain (loss) on investments | | (133,444,060) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 115,913,370 |
| **Net Assets ($)** | | **2,097,813,678** |
| **Shares Outstanding** | | |
| (600 million shares of $.001 par value Common Stock authorized) | | 176,668,848 |
| **Net Asset Value,** offering and redemption price per share ($) | | **11.87** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **52,656,320** |
| **Expenses:** | |
| Management fee–Note 3(a) | 6,315,421 |
| Shareholder servicing costs–Note 3(b) | 1,039,965 |
| Directors' fees and expenses–Note 3(c) | 87,596 |
| Custodian fees | 54,629 |
| Professional fees | 35,163 |
| Prospectus and shareholders' reports | 21,194 |
| Registration fees | 13,598 |
| Loan commitment fees–Note 2 | 8,139 |
| Miscellaneous | 42,694 |
| **Total Expenses** | **7,618,399** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (526,285) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (25,169) |
| **Net Expenses** | **7,066,945** |
| **Investment Income–Net** | **45,589,375** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 3,119,605 |
| Net unrealized appreciation (depreciation) on investments | 3,237,586 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **6,357,191** |
| **Net Increase in Net Assets Resulting from Operations** | **51,946,566** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, 2004 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 45,589,375 | 91,909,376 |
| Net realized gain (loss) on investments | 3,119,605 | 8,127,353 |
| Net unrealized appreciation (depreciation) on investments | 3,237,586 | 55,071,384 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **51,946,566** | **155,108,113** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(45,554,218)** | **(92,331,573)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 29,767,892 | 85,175,632 |
| Dividends reinvested | 29,274,012 | 58,745,554 |
| Cost of shares redeemed | (110,925,214) | (376,390,495) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(51,883,310)** | **(232,469,309)** |
| **Total Increase (Decrease) in Net Assets** | **(45,490,962)** | **(169,692,769)** |
| **Net Assets ($):** | | |
| Beginning of Period | 2,143,304,640 | 2,312,997,409 |
| **End of Period** | **2,097,813,678** | **2,143,304,640** |
| Undistributed investment income–net | 99,687 | – |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 2,504,447 | 7,236,792 |
| Shares issued for dividends reinvested | 2,465,791 | 4,990,122 |
| Shares redeemed | (9,337,219) | (32,090,388) |
| **Net Increase (Decrease) in Shares Outstanding** | **(4,366,981)** | **(19,863,474)** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2004 | 2003 | 2002[a] | 2001 | 2000 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.84 | 11.51 | 11.82 | 12.32 | 11.68 | 11.70 |
| Investment Operations: | | | | | | |
| Investment income—net | .26[b] | .48[b] | .54[b] | .61[b] | .61 | .60 |
| Net realized and unrealized gain (loss) on investments | .03 | .34 | (.31) | (.50) | .64 | (.02) |
| Total from Investment Operations | .29 | .82 | .23 | .11 | 1.25 | .58 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.26) | (.49) | (.54) | (.61) | (.61) | (.60) |
| Net asset value, end of period | 11.87 | 11.84 | 11.51 | 11.82 | 12.32 | 11.68 |
| **Total Return (%)** | 2.42[c] | 7.20 | 1.91 | .99 | 11.00 | 5.28 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .72[d] | .72 | .72 | .71 | .72 | .77 |
| Ratio of net expenses to average net assets | .67[d] | .68 | .72 | .71 | .72 | .76 |
| Ratio of net investment income to average net assets | 4.33[d] | 4.12 | 4.56 | 5.14 | 5.11 | 5.32 |
| Portfolio Turnover Rate | 15.71[c] | 47.77 | 61.20 | 49.25 | 42.71 | 40.51 |
| Net Assets, end of period ($ x 1,000) | 2,097,814 | 2,143,305 | 2,312,997 | 2,497,199 | 2,670,674 | 2,599,644 |

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 5.13% to 5.14%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

See notes to financial statements.

## NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Bond Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which

include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax

exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $136,563,665 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, $13,170,822 of the carryover expires in fiscal 2008, $27,718,137 expires in fiscal 2009, $11,793,725 expires in fiscal 2010, $34,182,166 expires in fiscal 2011 and $49,698,815 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal period ended August 31, 2004, was as follows: tax exempt income $92,331,573. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from September 1, 2004 through May 31, 2005, to waive receipt of 5 basis points of management fee. The reduction in management fee, pursuant to the undertaking, amounted to $526,285 during the period ended February 28, 2005.

**(b)** Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2005, the fund was charged $556,742 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $327,662 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $973,826 and transfer agency per account fees $110,000, which are offset against an expense reimbursement currently in effect in the amount of $81,169.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended February 28, 2005, redemption fees charged and retained by the fund amounted to $14.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $326,525,897 and $421,360,233, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $115,913,370, consisting of $117,804,629 gross unrealized appreciation and $1,891,259 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution

of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# For More Information

**Dreyfus
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0054SA0205

# Dreyfus Premier
# High Income Fund

**SEMIANNUAL REPORT** February 28, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier High Income Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Mark Shenkman, Chief Investment Officer of Shenkman Capital Management, Inc., the fund's sub-investment adviser.

The reporting period generally was a good one for high-yield bonds. Despite measured increases in the federal funds rate, corporate securities rallied as investors were generally more confident in the nation's economic recovery, and business conditions improved for many issuers. High-yield bonds generally held their value during the reporting period despite several rate increases, due in part to low inflation and very low default rates industry-wide, which more than offset the potentially eroding effects of higher interest rates.

We believe that the high-yield bond market's unexpected strength is yet another example of why investors should resist the temptation to time the markets. Instead, we believe that most investors should remain broadly diversified across asset classes and individual securities. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term gains while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



## DISCUSSION OF FUND PERFORMANCE

Mark Shenkman, Chief Investment Officer
Shenkman Capital Management, Inc., Sub-Investment Adviser

### How did Dreyfus Premier High Income Fund perform relative to its benchmark?

During the six-month reporting period ended February 28, 2005, the fund achieved total returns of 6.02% for Class A shares, 5.74% for Class B shares, 5.62% for Class C shares and 6.14% for Class R shares.[1] For the same period, the fund's benchmark, the CSFB High Yield Index (the "Index"), produced a 7.53% total return.[2]

Despite rising interest rates throughout the reporting period, high-yield bond prices declined only slightly, enabling the fund and its benchmark to post positive total returns. However, the fund produced slightly lower returns than the Index, primarily because lower-quality high-yield bonds, including those with "triple-C" ratings and discount bonds, which are significant components of the Index, fared better than the higher-quality, "single-B" rated bonds on which the fund mainly focused.

### What is the fund's investment approach?

The fund seeks to maximize total return consistent with capital preservation and prudent risk management. To pursue its goal, the fund generally invests at least 80% of its assets in bonds rated below investment grade. The high-yield securities in which the fund invests may include corporate debt securities, structured notes, zero-coupon securities and debt securities issued by states or local governments and their agencies, authorities and other instrumentalities. The fund may invest up to 20% of its assets in investment-grade corporate bonds, U.S. government securities, bank certificates of deposit, fixed time deposits and bankers' acceptances.

When choosing securities for the fund, we generally look for issuers that we believe have positive credit momentum and the potential for credit-rating upgrades. Using bottom-up, fundamental analysis, we seek to maximize returns and minimize default risk through broad

diversification, direct communication with management and monitoring all issuers on a systematic basis. We typically avoid investing in industries or issuers that we believe have a high risk of default.

### What other factors influenced the fund's performance?

High-yield bonds were positively influenced by stronger economic growth during the reporting period. Gains were particularly strong in the weeks following the U.S. presidential election, when a cloud of uncertainty was lifted from the financial markets and signs of more sustainable economic growth emerged. As business conditions generally improved, so apparently did investors' confidence in the ability of high-yield issuers to service their debt. Indeed, default rates among high-yield issuers remained low, which lent some support to bond prices.

In this environment, investors tended to favor lower-rated, more speculative credits over bonds with ratings toward the higher end of the high-yield range. Investors seemed to have grown less sensitive to risk in their quest to find investments that pay high levels of current income. Indeed, with yields of U.S. Treasury securities and investment-grade corporate bonds having been near record lows, high-yield bonds represented one of the few asset classes offering higher levels of income.

We maintained our long-term perspective during the reporting period, continuing to emphasize single-B-rated high-yield bonds from issuers in which we have a greater degree of confidence. Over the long term, such bonds historically have produced competitive returns with less volatility than lower-rated bonds. In addition, we continued to position the fund for higher interest rates, which historically have eroded the value of most fixed-income securities. Because bonds with "double-B" credit ratings (the highest high-yield rating category) tend to be more sensitive to interest rates than lower-rated credits, we focused primarily on bonds with "single-B" ratings. During the reporting period, we also added to the fund's holdings of floating-rate corporate securities on which yields are typically reset every calendar quarter, enabling the fund to capture higher yields in a rising rate environment.

Within the fund's broadly diversified portfolio, the top industry weightings were in bonds from issuers in the gaming and television industries, where asset quality was high and valuations were relatively low; the health care area, a traditionally defensive sector with good operating results; and the telecommunications services area, where balance sheets have strengthened and earnings have grown. Conversely, we have tended to de-emphasize bonds from companies that supply automobile manufacturers, which have struggled amid slackening demand and production.

## What is the fund's current strategy?

Yield differences between high-yield bonds and U.S. Treasury securities have narrowed toward record lows, suggesting that high-yield bonds may be richly valued. In addition, short-term interest rates are expected to rise further, presenting a potential obstacle to further gains. On the other hand, few other financial instruments currently offer the yield advantage of high-yield bonds. Indeed, we believe that today's narrow yield differences are the product of the high-yield market's competitive yields and low default rates in a growing economy. Therefore, we remain cautiously optimistic, and believe that credit selection and avoiding volatile industries may be the key to success in today's high-yield market. In our view, our disciplined approach to carefully monitoring and detecting credit deterioration is particularly well suited for market environments in which credit selection is key.

March 15, 2005

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2]  *SOURCE: CREDIT SUISSE FIRST BOSTON — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The CSFB High Yield Index is designed to mirror the investable universe of the U.S. dollar-denominated high-yield debt market. The index consists of corporate debt issues, including cash-pay, zero-coupon, stepped-rate and pay-in-kind (PIK) bonds that are publicly registered in the U.S. or issued under Rule 144A with registration rights, rated BB or lower, with minimum outstanding par values of $75 million.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier High Income Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended February 28, 2005

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.82 | $ 8.52 | $ 9.69 | $ 4.29 |
| Ending value (after expenses) | $1,060.20 | $1,057.40 | $1,056.20 | $1,061.40 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.71 | $ 8.35 | $ 9.49 | $ 4.21 |
| Ending value (after expenses) | $1,019.14 | $1,016.51 | $1,015.37 | $1,020.63 |

† *Expenses are equal to the fund's annualized expense ratio of 1.14% for Class A, 1.67% for Class B, 1.90% for Class C and .84% for Class R; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

| Bonds and Notes−94.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Aerospace/Defense−3.8%** | | |
| Alliant Techsystems, | | |
| Conv. Sr. Sub. Notes, 2.75%, 2024 | 1,650,000 | 1,798,500 |
| Aviall, | | |
| Sr. Notes, 7.625%, 2011 | 2,075,000 | 2,220,250 |
| BE Aerospace: | | |
| Sr. Sub. Notes, Ser. B, 8%, 2008 | 3,000,000 | 3,022,500 |
| Sr. Sub. Notes, Ser. B, 8.875%, 2011 | 1,000,000 | 1,057,500 |
| DI Finance/DynCorp International, | | |
| Sr. Sub. Notes, 9.5%, 2013 | 1,000,000 [a] | 1,035,000 |
| Esterline Technologies, | | |
| Sr. Sub. Notes, 7.75%, 2013 | 1,000,000 | 1,092,500 |
| K&F Acquisition, | | |
| Sr. Sub. Notes, 7.75%, 2014 | 2,250,000 [a] | 2,289,375 |
| Sequa: | | |
| Sr. Notes, 9%, 2009 | 100,000 | 111,500 |
| Sr. Notes, Ser. B, 8.875%, 2008 | 1,900,000 | 2,080,500 |
| Titan, | | |
| Notes, 8%, 2011 | 750,000 | 810,000 |
| Transdigm Funding, | | |
| Notes, 8.375%, 2011 | 1,750,000 | 1,868,125 |
| | | **17,385,750** |
| **Automotive−2.9%** | | |
| Accuride: | | |
| Sr. Sub. Notes, 8.5%, 2015 | 1,000,000 [a] | 1,035,000 |
| Sr. Sub. Notes, Ser. B, 9.25%, 2008 | 2,750,000 | 2,805,000 |
| Affinia, | | |
| Notes, 9%, 2014 | 1,500,000 [a] | 1,526,250 |
| American Axle & Manufacturing, | | |
| Conv. Notes, 2%, 2024 | 290,000 [a] | 247,950 |
| Delco Remy International: | | |
| Sr. Sub. Notes, 9.375%, 2012 | 1,500,000 | 1,451,250 |
| Sr. Sub. Notes, 11%, 2009 | 500,000 | 527,500 |
| Dura Operating, | | |
| Sr. Notes, Ser. B, 8.625%, 2012 | 1,000,000 | 1,005,000 |
| Goodyear Tire & Rubber, | | |
| Notes, 7.857%, 2011 | 1,000,000 | 1,047,500 |
| Keystone Automotive Operations, | | |
| Sr. Sub. Notes, 9.75%, 2013 | 250,000 | 267,500 |
| TRW Automotive, | | |
| Sr. Notes, 9.375%, 2013 | 357,000 | 405,195 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Automotive (continued)** | | |
| Tenneco Automotive, | | |
| Sr. Sub. Notes, 8.625%, 2014 | 1,500,000 [a] | 1,605,000 |
| United Components, | | |
| Sr. Sub. Notes, 9.375%, 2013 | 1,000,000 | 1,070,000 |
| | | **12,993,145** |
| **Broadcasting/Media−2.8%** | | |
| Allbritton Communications, | | |
| Sr. Sub. Notes, 7.75%, 2012 | 2,775,000 | 2,906,813 |
| Citadel Broadcasting, | | |
| Conv. Sub. Notes, 1.875%, 2011 | 1,000,000 | 861,250 |
| Nexstar Finance, | | |
| Sr. Sub. Notes, 7%, 2014 | 1,700,000 | 1,685,125 |
| Paxson Communications, | | |
| Sr. Sub. Notes, 0/12.25%, 2009 | 1,350,000 [b] | 1,326,375 |
| Salem Communications, | | |
| Sr. Sub. Notes, 7.75%, 2010 | 1,000,000 | 1,070,000 |
| Sinclair Broadcast: | | |
| Conv. Sr. Sub. Notes, 4.875%, 2018 | 450,000 [c] | 419,625 |
| Sr. Sub. Notes, 8%, 2012 | 2,500,000 | 2,662,500 |
| Susquehanna Media, | | |
| Sr. Sub. Notes, 7.375%, 2013 | 1,750,000 | 1,872,500 |
| | | **12,804,188** |
| **Building & Construction−.2%** | | |
| K. Hovnanian Enterprises, | | |
| Sr. Sub. Notes, 7.75%, 2013 | 1,000,000 | **1,098,750** |
| **Building Materials−3.4%** | | |
| Builders FirstSource, | | |
| Secured Notes, 7.02%, 2012 | 1,250,000 [a,c] | 1,259,375 |
| Dayton Superior, | | |
| Sr. Secured Notes, 10.75%, 2008 | 600,000 | 648,000 |
| Euramax International, | | |
| Sr. Sub. Notes, 8.5%, 2011 | 1,600,000 | 1,724,000 |
| Goodman Global, | | |
| Sr. Sub. Notes, 7.875%, 2012 | 1,500,000 [a] | 1,473,750 |
| Interface: | | |
| Notes, 7.3%, 2008 | 1,200,000 | 1,233,000 |
| Sr. Notes, 10.375%, 2010 | 1,000,000 | 1,165,000 |
| Sr. Sub. Notes, 9.5%, 2014 | 1,000,000 | 1,092,500 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Building Materials (continued)** | | |
| Jacuzzi Brands, | | |
|   Sr. Secured Notes, 9.625%, 2010 | 2,350,000 | 2,637,875 |
| MAAX, | | |
|   Sr. Sub. Notes, 9.75%, 2012 | 1,000,000 | 1,060,000 |
| Nortek, | | |
|   Sr. Sub. Notes, 8.5%, 2014 | 1,950,000 | 1,998,750 |
| Ply Gem Industries, | | |
|   Sr. Sub. Notes, 9%, 2012 | 1,250,000 | 1,256,250 |
| | | **15,548,500** |
| **Cable/Media−5.0%** | | |
| CCO Holdings/Capital, | | |
|   Sr. Notes, 6.615%, 2010 | 500,000 a,c | 500,000 |
| Cablevision Systems: | | |
|   Sr. Notes, 6.669%, 2009 | 2,000,000 a,c | 2,240,000 |
|   Sr. Notes, 8%, 2012 | 1,000,000 a | 1,130,000 |
| Charter Communications II, | | |
|   Sr. Notes, 10.25%, 2010 | 3,500,000 | 3,714,375 |
| EchoStar Communications, | | |
|   Conv. Sub. Notes, 5.75%, 2008 | 4,000,000 | 4,090,000 |
| Insight Communications, | | |
|   Sr. Discount Notes, 0/12.25%, 2011 | 3,000,000 b | 3,015,000 |
| Insight Midwest/Capital: | | |
|   Sr. Notes, 9.75%, 2009 | 800,000 | 841,000 |
|   Sr. Notes, 10.5%, 2010 | 800,000 | 874,000 |
| LodgeNet Entertainment, | | |
|   Sr. Sub. Debs., 9.5%, 2013 | 1,800,000 | 2,007,000 |
| Mediacom/Capital, | | |
|   Sr. Notes, Ser. B, 8.5%, 2008 | 1,100,000 | 1,124,750 |
| Mediacom Communications, | | |
|   Conv. Sr. Notes, 5.25%, 2006 | 1,750,000 | 1,732,500 |
| Telenet, | | |
|   Sr. Discount Notes, 0/11.5%, 2014 | 1,500,000 a,b | 1,192,500 |
| Videotron LTEE, | | |
|   Sr. Notes, 6.875%, 2014 | 250,000 | 263,750 |
| | | **22,724,875** |
| **Chemicals−4.6%** | | |
| Borden U.S. Finance/Nova Scotia, | | |
|   Sr. Secured Notes, 9%, 2014 | 1,250,000 a | 1,396,875 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Chemicals (continued)** | | |
| Equistar Chemical/Funding: | | |
| Sr. Notes, 10.125%, 2008 | 1,000,000 | 1,152,500 |
| Sr. Notes, 10.625%, 2011 | 2,500,000 | 2,900,000 |
| Huntsman: | | |
| Notes, 11.625%, 2010 | 1,300,000 | 1,576,250 |
| Sr. Sub. Notes, 10.125%, 2009 | 916,000 | 967,525 |
| Innophos, | | |
| Sr. Sub. Notes, 8.875%, 2014 | 850,000 [a] | 918,000 |
| Lyondell Chemicals: | | |
| Notes, 9.5%, 2008 | 1,000,000 | 1,085,000 |
| Sr. Secured Notes, 9.5%, 2008 | 500,000 | 542,500 |
| Sr. Secured Notes, 10.5%, 2013 | 1,500,000 | 1,781,250 |
| Sub. Notes, 10.875%, 2009 | 1,000,000 | 1,050,000 |
| Millennium America, | | |
| Sr. Notes, 9.25%, 2008 | 250,000 | 279,375 |
| Nalco, | | |
| Sr. Sub. Notes, 8.875%, 2013 | 2,000,000 | 2,220,000 |
| PQ, | | |
| Notes, 7.5%, 2013 | 1,000,000 [a] | 1,041,250 |
| Resolution Performance/Capital: | | |
| Secured Notes, 9.5%, 2010 | 1,000,000 | 1,085,000 |
| Sr. Sub. Notes, 13.5%, 2010 | 2,000,000 | 2,205,000 |
| Rockwood Specialties, | | |
| Sr. Sub. Notes, 10.625%, 2011 | 500,000 | 570,000 |
| | | **20,770,525** |
| **Consumer Products—5.6%** | | |
| American Achievement, | | |
| Sr. Sub. Notes, 8.25%, 2012 | 1,500,000 | 1,582,500 |
| Central Garden & Pet, | | |
| Sr. Sub. Notes, 9.125%, 2013 | 100,000 | 111,250 |
| Chattem, | | |
| Sr. Sub. Notes, 7%, 2014 | 1,000,000 | 1,035,000 |
| Da-Lite Screen, | | |
| Sr. Notes, 9.5%, 2011 | 1,500,000 | 1,665,000 |
| Del Laboratories, | | |
| Sr. Sub. Notes, 8%, 2012 | 2,000,000 [a] | 1,985,000 |
| Elizabeth Arden, | | |
| Notes, 7.75%, 2014 | 1,000,000 | 1,068,750 |
| Hines Nurseries, | | |
| Notes, 10.25%, 2011 | 750,000 | 823,125 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Consumer Products (continued)** | | |
| Jafra Cosmetics/Distributors, | | |
| Sr. Sub. Notes, 10.75%, 2011 | 1,307,000 | 1,512,852 |
| Jarden, | | |
| Sr. Sub. Notes, 9.75%, 2012 | 900,000 | 985,500 |
| Jostens IH, | | |
| Notes, 7.625%, 2012 | 3,750,000 [a] | 3,890,625 |
| Leslie's Poolmart, | | |
| Sr. Notes, 7.75%, 2013 | 1,250,000 [a] | 1,303,125 |
| Playtex Products, | | |
| Sr. Sub. Notes, 9.375%, 2011 | 1,500,000 | 1,621,875 |
| Prestige Brands, | | |
| Sr. Sub. Notes, 9.25%, 2012 | 1,000,000 | 1,090,000 |
| Riddell Bell, | | |
| Sr. Sub. Notes, 8.375%, 2012 | 1,000,000 [a] | 1,040,000 |
| Samsonite, | | |
| Sr. Sub. Notes, 8.875%, 2011 | 1,000,000 | 1,082,500 |
| Sealy Mattress, | | |
| Sr. Sub. Notes, 8.25%, 2014 | 2,000,000 | 2,105,000 |
| Simmons, | | |
| Sr. Sub. Notes, 7.875%, 2014 | 2,500,000 | 2,618,750 |
| | | **25,520,852** |
| **Entertainment/Leisure−2.5%** | | |
| AMC Entertainment, | | |
| Sr. Sub. Notes, 9.5%, 2011 | 720,000 | 747,000 |
| Cinemark, | | |
| Sr. Discount Notes, 0/9.75%, 2014 | 1,000,000 [b] | 752,500 |
| Intrawest, | | |
| Sr. Notes, 7.5%, 2013 | 2,500,000 | 2,665,625 |
| Marquee: | | |
| Sr. Discount Notes, 0/12%, 2014 | 1,000,000 [a,b] | 695,000 |
| Sr. Notes, 8.625%, 2012 | 950,000 [a] | 1,047,375 |
| NCL, | | |
| Sr. Notes, 10.625%, 2014 | 1,000,000 [a] | 1,085,000 |
| Royal Caribbean Cruises: | | |
| Debs., 7.25%, 2018 | 1,200,000 | 1,350,000 |
| Debs., 7.5%, 2027 | 250,000 | 280,000 |
| Sr. Notes, 8%, 2010 | 1,000,000 | 1,136,250 |
| Town Sports International, | | |
| Sr. Notes, 9.625%, 2011 | 750,000 | 798,750 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Entertainment/Leisure (continued)** | | |
| Vail Resorts, | | |
| Sr. Sub. Notes, 6.75%, 2014 | 500,000 | 512,500 |
| | | **11,070,000** |
| **Environmental–.8%** | | |
| Allied Waste: | | |
| Sr. Notes, Ser. B, 7.375%, 2014 | 1,500,000 | 1,447,500 |
| Sr. Notes, Ser. B, 8.875%, 2008 | 1,000,000 | 1,082,500 |
| Casella Waste Systems, | | |
| Sr. Sub. Notes, 9.75%, 2013 | 500,000 | 555,000 |
| Synagro Technologies, | | |
| Sr. Sub. Notes, 9.5%, 2009 | 500,000 | 547,500 |
| | | **3,632,500** |
| **Food & Beverages–2.1%** | | |
| B&G Foods, | | |
| Sr. Notes, 8%, 2011 | 500,000 | 538,750 |
| Del Monte, | | |
| Sr. Sub. Notes, 8.625%, 2012 | 975,000 [c] | 1,092,000 |
| Dole Foods: | | |
| Notes, 7.25%, 2010 | 1,500,000 | 1,548,750 |
| Sr. Notes, 8.875%, 2011 | 1,075,000 | 1,169,062 |
| Land O Lakes, | | |
| Sr. Secured Notes, 9%, 2010 | 200,000 | 221,500 |
| Le-Natures, | | |
| Sr. Sub. Notes, 10%, 2013 | 1,000,000 [a,c] | 1,110,000 |
| Michael Foods, | | |
| Sr. Sub. Notes, 8%, 2013 | 1,750,000 | 1,859,375 |
| Pinnacle Foods, | | |
| Sr. Sub. Notes, 8.25%, 2013 | 1,000,000 | 915,000 |
| Seminis Vegetable Seeds, | | |
| Sr. Sub. Notes, 10.25%, 2013 | 500,000 | 601,250 |
| Swift & Co., | | |
| Sr. Sub. Notes, 12.5%, 2010 | 500,000 | 572,500 |
| | | **9,628,187** |
| **Food & Drug–2.0%** | | |
| Ingles Markets, | | |
| Sr. Sub. Notes, 8.875%, 2011 | 1,500,000 | 1,597,500 |
| Jean Coutu, | | |
| Sr. Notes, 7.625%, 2012 | 1,000,000 [a] | 1,055,000 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Food & Drug (continued)** | | |
| Rite Aid: | | |
| Conv. Notes, 4.75%, 2006 | 2,550,000 | 2,537,250 |
| Sr. Secured Notes, 8.125%, 2010 | 1,250,000 | 1,312,500 |
| Stater Brothers: | | |
| Sr. Notes, 5.99%, 2010 | 1,000,000 [c] | 1,032,500 |
| Sr. Notes, 8.125%, 2012 | 1,550,000 | 1,619,750 |
| | | **9,154,500** |
| **Gaming—5.4%** | | |
| American Casino & Entertainment, | | |
| Secured Notes, 7.85%, 2012 | 2,000,000 | 2,152,500 |
| Argosy Gaming: | | |
| Sr. Sub. Notes, 7%, 2014 | 1,500,000 | 1,668,750 |
| Sr. Sub. Notes, 9%, 2011 | 550,000 | 614,625 |
| Aztar, | | |
| Sr. Sub. Notes, 7.875%, 2014 | 2,000,000 | 2,230,000 |
| Boyd Gaming, | | |
| Sr. Sub. Notes, 7.75%, 2012 | 1,000,000 | 1,086,250 |
| Circus & Eldorado/Silver Legacy Capital, | | |
| First Mortgage Bonds, 10.125%, 2012 | 500,000 | 547,500 |
| Hard Rock Hotel, | | |
| Notes, 8.875%, 2013 | 2,100,000 | 2,346,750 |
| Herbst Gaming, | | |
| Sr. Sub. Notes, 7%, 2014 | 2,250,000 [a] | 2,295,000 |
| Inn of the Mountain Gods, | | |
| Sr. Notes, 12%, 2010 | 650,000 | 773,500 |
| Isle of Capri Casinos: | | |
| Sr. Sub. Notes, 7%, 2014 | 1,050,000 | 1,094,625 |
| Sr. Sub. Notes, 9%, 2012 | 450,000 | 499,500 |
| Kerzner International: | | |
| Conv. Sub. Notes, 2.375%, 2024 | 1,000,000 [a] | 1,256,250 |
| Sr. Sub. Notes, 8.875%, 2011 | 1,250,000 | 1,368,750 |
| Mandalay Resort, | | |
| Sr. Sub. Notes, 9.375%, 2010 | 500,000 | 580,625 |
| Mohegan Tribal Gaming Authority: | | |
| Sr. Sub. Notes, 7.125%, 2014 | 1,000,000 | 1,046,250 |
| Sr. Sub. Notes, 8%, 2012 | 700,000 | 763,875 |
| Pinnacle Entertainment, | | |
| Sr. Sub. Notes, 8.25%, 2012 | 3,000,000 | 3,217,500 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Gaming (continued)** | | |
| Seneca Gaming, | | |
| Sr. Notes, 7.25%, 2012 | 1,000,000 | 1,047,500 |
| | | **24,589,750** |
| **Health Care−7.3%** | | |
| Alderwoods, | | |
| Sr. Notes, 7.75%, 2012 | 1,250,000 [a] | 1,346,875 |
| Alliance Imaging, | | |
| Sr. Sub. Notes, 7.25%, 2012 | 1,000,000 [a] | 1,020,000 |
| Beverly Enterprises, | | |
| Sr. Sub. Notes, 7.875%, 2014 | 1,250,000 | 1,406,250 |
| Carriage Services, | | |
| Notes, 7.875%, 2015 | 1,250,000 [a] | 1,315,625 |
| Concentra Operating: | | |
| Sr. Notes, 9.5%, 2010 | 800,000 | 870,000 |
| Sr. Sub. Notes, 9.125%, 2012 | 1,000,000 | 1,078,750 |
| Extendicare Health Services, | | |
| Sr. Notes, 9.5%, 2010 | 250,000 | 276,875 |
| Fisher Scientific International, | | |
| Conv. Sr. Sub. Notes, 3.25%, 2024 | 1,000,000 | 1,073,750 |
| Genesis Healthcare, | | |
| Sr. Sub. Notes, 8%, 2013 | 2,500,000 | 2,762,500 |
| HCA, | | |
| Notes, 6.375%, 2015 | 1,000,000 | 1,019,962 |
| Kinetic Concepts, | | |
| Sr. Sub. Notes, 7.375%, 2013 | 787,000 | 853,895 |
| MedEx, | | |
| Sr. Sub. Notes, 8.875%, 2013 | 2,250,000 | 2,587,500 |
| Medquest, | | |
| Notes, Ser. B, 11.875%, 2012 | 500,000 | 572,500 |
| NeighborCare, | | |
| Sr. Sub. Notes, 6.875%, 2013 | 750,000 | 795,000 |
| Omega Healthcare Investors, | | |
| Sr. Notes, 7%, 2014 | 950,000 | 978,500 |
| Province Healthcare: | | |
| Conv. Sub. Notes, 4.25%, 2008 | 750,000 | 764,062 |
| Sr. Sub. Notes, 7.5%, 2013 | 2,400,000 | 2,688,000 |
| Psychiatric Solutions, | | |
| Sr. Sub. Notes, 10.625%, 2013 | 334,000 | 388,275 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Select Medical, | | |
| Sr. Sub. Notes, 7.625%, 2015 | 1,500,000 [a] | 1,558,125 |
| Sybron Dental Specialties, | | |
| Sr. Sub. Notes, 8.125%, 2012 | 250,000 | 272,500 |
| Triad Hospitals, | | |
| Sr. Sub. Notes, 7%, 2013 | 1,000,000 | 1,036,250 |
| VWR International, | | |
| Sr. Sub. Notes, 8%, 2014 | 2,500,000 | 2,612,500 |
| Vanguard Health, | | |
| Sr. Sub. Notes, 9%, 2014 | 1,000,000 | 1,105,000 |
| WH Holdings/Capital, | | |
| Sr. Notes, 9.5%, 2011 | 810,000 | 899,100 |
| Warner Chilcott, | | |
| Notes, 8.75%, 2015 | 2,000,000 [a] | 2,090,000 |
| Watson Pharmaceuticals, | | |
| Conv. Debs., 1.75%, 2023 | 1,000,000 | 991,250 |
| Wyeth, | | |
| Conv. Sr. Notes, 2.39%, 2024 | 500,000 [c] | 505,625 |
| | | **32,868,669** |
| **Industrial—4.0%** | | |
| ALH Finance, | | |
| Sr. Sub. Notes, 8.5%, 2013 | 1,000,000 [a] | 1,035,000 |
| Blount, | | |
| Sr. Sub. Notes, 8.875%, 2012 | 2,000,000 | 2,195,000 |
| Dresser-Rand, | | |
| Sr. Sub. Notes, 7.375%, 2014 | 2,750,000 [a] | 2,887,500 |
| General Binding, | | |
| Sr. Sub. Notes, 9.375%, 2008 | 1,000,000 | 995,000 |
| Hexcel: | | |
| Sr. Secured Notes, 9.875%, 2008 | 500,000 | 557,500 |
| Sr. Sub. Notes, 9.75%, 2009 | 2,250,000 | 2,362,500 |
| Koppers, | | |
| Notes, 9.875%, 2013 | 1,500,000 | 1,717,500 |
| Mueller, | | |
| Sr. Sub. Notes, 10%, 2012 | 2,500,000 | 2,762,500 |
| Park-Ohio Industries, | | |
| Sr. Sub. Notes, 8.375%, 2014 | 1,000,000 [a] | 1,000,000 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Industrial (continued)** | | |
| Polypore, | | |
| Sr. Sub. Notes, 8.75%, 2012 | 500,000 | 502,500 |
| Wesco Distribution, | | |
| Sr. Sub. Notes, Ser. B, 9.125%, 2008 | 2,000,000 | 2,060,840 |
| | | **18,075,840** |
| **Lodging/Hotels–1.5%** | | |
| Felcor Lodging: | | |
| Sr. Notes, 6.874%, 2011 | 2,250,000 c | 2,399,063 |
| Sr. Notes, 9%, 2011 | 750,000 c | 852,188 |
| Felcor Suites, | | |
| Sr. Notes, 7.625%, 2007 | 500,000 | 526,875 |
| Gaylord Entertainment, | | |
| Sr. Notes, 8%, 2013 | 1,500,000 | 1,633,125 |
| HMH Properties, | | |
| Sr. Secured Notes, Ser. B, 7.875%, 2008 | 254,000 | 262,255 |
| La Quinta Properties, | | |
| Sr. Notes, 8.875%, 2011 | 200,000 | 221,250 |
| Meristar Hospitality, | | |
| Sr. Notes, 9.125%, 2011 | 850,000 | 936,063 |
| | | **6,830,819** |
| **Media-Diversified & Services–2.5%** | | |
| Advanstar Communications: | | |
| Secured Notes, 10.75%, 2010 | 1,300,000 | 1,478,750 |
| Sr. Sub. Notes, Ser. B, 12%, 2011 | 900,000 | 981,000 |
| Canwest Media, | | |
| Sr. Notes, Ser. B, 7.625%, 2013 | 1,000,000 | 1,097,500 |
| Corus Entertainment, | | |
| Sr. Sub. Notes, 8.75%, 2012 | 250,000 | 276,250 |
| Entravision Communications, | | |
| Sr. Sub. Notes, 8.125%, 2009 | 1,425,000 | 1,526,531 |
| Intelsat Bermuda: | | |
| Sr. Notes, 7.805%, 2012 | 1,500,000 a,c | 1,548,750 |
| Sr. Notes, 8.25%, 2013 | 1,000,000 a | 1,052,500 |
| PanAmSat: | | |
| Sr. Discount Notes, 0/10.375%, 2014 | 750,000 a,b | 523,125 |
| Sr. Notes, 9%, 2014 | 1,500,000 | 1,657,500 |
| Quebecor Media, | | |
| Sr. Discount Notes, 0/13.75%, 2011 | 1,250,000 b | 1,251,562 |
| | | **11,393,468** |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Mining/Metals−1.1%** | | |
| Alpha Natural Resources, Sr. Notes, 10%, 2012 | 2,000,000 a | 2,310,000 |
| Arch Western Finance, Sr. Notes, 6.75%, 2013 | 1,000,000 c | 1,045,000 |
| Foundation PA Coal, Sr. Notes, 7.25%, 2014 | 1,500,000 | 1,597,500 |
| | | **4,952,500** |
| **Non Food & Drug−3.8%** | | |
| Affinity, Sr. Sub. Notes, 9%, 2012 | 1,050,000 | 1,139,250 |
| Buhrmann U.S., Sr. Sub. Notes, 8.25%, 2014 | 2,000,000 | 2,085,000 |
| Couche-Tard U.S./Finance, Sr. Sub. Notes, 7.5%, 2013 | 1,250,000 | 1,343,750 |
| Dillards, Notes, 7.15%, 2007 | 1,000,000 | 1,047,500 |
| FTD, Sr. Notes, 7.75%, 2014 | 1,000,000 | 1,042,500 |
| Finlay Fine Jewelry, Sr. Notes, 8.375%, 2012 | 500,000 | 485,000 |
| General Nutrition Center, Sr. Notes, 8.625%, 2011 | 500,000 a | 487,500 |
| Jo-Ann Stores, Sr. Sub. Notes, 7.5%, 2012 | 1,250,000 | 1,282,813 |
| Nebraska Book, Sr. Sub. Notes, 8.625%, 2012 | 2,500,000 | 2,525,000 |
| Pantry, Sr. Sub. Notes, 7.75%, 2014 | 1,500,000 | 1,597,500 |
| Petro Stopping Centers/Financial, Secured Notes, 9%, 2012 | 1,500,000 | 1,590,000 |
| Rent-A-Center, Sr. Sub. Notes, Ser. B, 7.5%, 2010 | 1,500,000 | 1,563,750 |
| Saks, Conv. Sr. Notes, 2%, 2024 | 1,000,000 | 987,500 |
| | | **17,177,063** |
| **Oil & Gas−3.6%** | | |
| Chesapeake Energy, Sr. Notes, 7.75%, 2015 | 500,000 | 553,750 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Oil & Gas (continued)** | | |
| Compton Petroleum, | | |
| Sr. Notes, 9.9%, 2009 | 1,330,000 | 1,463,000 |
| Comstock Resources, | | |
| Sr. Notes, 6.875%, 2012 | 1,000,000 | 1,035,000 |
| Denbury Resources, | | |
| Notes, 7.5%, 2013 | 1,150,000 | 1,242,000 |
| Encore Acquisition, | | |
| Sr. Sub. Notes, 6.25%, 2014 | 750,000 | 759,375 |
| Exco Resources, | | |
| Notes, 7.25%, 2011 | 2,000,000 | 2,135,000 |
| Grey Wolf: | | |
| Conv. Notes, 3.75%, 2023 | 350,000 | 403,375 |
| Conv. Sr. Notes, 2.51%, 2024 | 850,000 [a,c] | 1,004,062 |
| Harvest Operations, | | |
| Sr. Notes, 7.875%, 2011 | 2,500,000 [a] | 2,587,500 |
| Houston Exploration, | | |
| Sr. Sub. Notes, 7%, 2013 | 1,000,000 | 1,055,000 |
| Premcor Refining, | | |
| Sr. Sub. Notes, 7.75%, 2012 | 1,500,000 | 1,653,750 |
| Pride International, | | |
| Conv. Sr. Notes, 3.25%, 2033 | 750,000 | 892,500 |
| Transmontaigne, | | |
| Sr. Sub. Notes, 9.125%, 2010 | 1,250,000 | 1,350,000 |
| | | **16,134,312** |
| **Packaging—2.2%** | | |
| AEP Industries, | | |
| Sr. Sub. Notes, 9.875%, 2007 | 1,000,000 | 1,021,800 |
| Crown Cork & Seal: | | |
| Debs., 7.375%, 2026 | 500,000 | 487,500 |
| Debs., 8%, 2023 | 750,000 | 766,875 |
| Owens-Brockway Glass Container, | | |
| Sr. Notes, 8.25%, 2013 | 5,000,000 | 5,525,000 |
| Owens-Illinois, | | |
| Sr. Notes, 7.35%, 2008 | 1,000,000 | 1,055,000 |
| Silgan, | | |
| Sr. Sub. Notes, 6.75%, 2013 | 1,000,000 | 1,040,000 |
| | | **9,896,175** |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Paper/Forestry−4.5%** | | |
| Abitibi-Consolidated, | | |
|   Notes, 5.25%, 2008 | 1,000,000 | 970,000 |
| Ainsworth Lumber: | | |
|   Sr. Notes, 6.3%, 2010 | 1,000,000 [a,c] | 1,035,000 |
|   Sr. Notes, 6.75%, 2014 | 250,000 | 249,375 |
| Boise Cascade, | | |
|   Sr. Notes, 5.535%, 2012 | 1,500,000 [a,c] | 1,556,250 |
| Caraustar Industries: | | |
|   Notes, 7.375%, 2009 | 700,000 | 743,750 |
|   Sr. Sub. Notes, 9.875%, 2011 | 2,650,000 | 2,915,000 |
| Georgia-Pacific: | | |
|   Sr. Notes, 8%, 2014 | 1,000,000 | 1,137,500 |
|   Sr. Notes, 8%, 2024 | 1,000,000 | 1,200,000 |
| Graphic Packaging International: | | |
|   Sr. Notes, 8.5%, 2011 | 1,050,000 | 1,147,125 |
|   Sr. Sub. Notes, 9.5%, 2013 | 1,250,000 | 1,421,875 |
| JSG Funding, | | |
|   Sr. Notes, 9.625%, 2012 | 2,000,000 | 2,225,000 |
| Jefferson Smurfit, | | |
|   Sr. Notes, 7.5%, 2013 | 1,500,000 | 1,588,125 |
| Norske Skog Canada, | | |
|   Sr. Notes, 7.375%, 2014 | 1,750,000 | 1,846,250 |
| Smurfit−Stone Container, | | |
|   Sr. Notes, 8.375%, 2012 | 1,500,000 | 1,631,250 |
| Tembec Industries, | | |
|   Sr. Notes, 7.75%, 2012 | 500,000 | 485,000 |
| | | **20,151,500** |
| **Printing & Publishing−2.9%** | | |
| CBD Media/Finance, | | |
|   Sr. Notes, 9.25%, 2012 | 500,000 [a] | 525,000 |
| Cenveo, | | |
|   Sr. Notes, 9.625%, 2012 | 750,000 | 828,750 |
| Dex Media, | | |
|   Notes, 8%, 2013 | 2,000,000 | 2,180,000 |
| Dex Media West/Finance, | | |
|   Sr. Sub. Notes, Ser. B, 9.875%, 2013 | 488,000 | 562,420 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Printing & Publishing (continued)** | | |
| Houghton Mifflin, | | |
| Sr. Sub. Notes, 9.875%, 2013 | 1,400,000 | 1,487,500 |
| Liberty Group Operating, | | |
| Sr. Sub. Notes, 9.375%, 2008 | 2,500,000 | 2,550,000 |
| Morris Publishing, | | |
| Notes, 7%, 2013 | 1,000,000 | 1,022,500 |
| Vertis: | | |
| Sr. Secured Notes, 9.75%, 2009 | 1,000,000 | 1,065,000 |
| Sub. Notes, 13.5%, 2009 | 2,050,000 [a] | 2,039,750 |
| Yell Finance, | | |
| Sr. Discount Notes, 0/13.5%, 2011 | 650,000 [b] | 651,625 |
| | | **12,912,545** |
| **Restaurants−.9%** | | |
| Buffets, | | |
| Sr. Sub. Notes, 11.25%, 2010 | 750,000 | 806,250 |
| Carrols, | | |
| Sr. Sub. Notes, 9%, 2013 | 1,500,000 [a] | 1,590,000 |
| Dominos, | | |
| Sr. Sub. Notes, 8.25%, 2011 | 1,458,000 | 1,581,930 |
| | | **3,978,180** |
| **Support Services−3.2%** | | |
| Coinmach, | | |
| Sr. Notes, 9%, 2010 | 1,000,000 | 1,050,000 |
| Corrections Corporation of America, | | |
| Sr. Notes, 7.5%, 2011 | 3,300,000 | 3,514,500 |
| H&E Equipment/Finance, | | |
| Notes, 11.125%, 2012 | 1,000,000 | 1,105,000 |
| Iron Mountain: | | |
| Sr. Sub. Notes, 6.625%, 2016 | 750,000 | 705,000 |
| Sr. Sub. Notes, 7.75%, 2015 | 400,000 | 409,000 |
| JohnsonDiversey, | | |
| Sr. Discount Notes, 0/10.67%, 2013 | 1,500,000 [b] | 1,327,500 |
| Mobile Mini, | | |
| Sr. Notes, 9.5%, 2013 | 2,000,000 | 2,285,000 |
| Monitronics International, | | |
| Sr. Sub. Notes, 11.75%, 2010 | 1,250,000 [c] | 1,368,750 |
| United Rentals, | | |
| Sr. Sub. Notes, 7.75%, 2013 | 1,000,000 | 1,007,500 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Support Services (continued)** | | |
| Williams Scotsman, | | |
| Sr. Notes, 9.875%, 2007 | 1,500,000 | 1,511,250 |
| | | **14,283,500** |
| **Technology−1.4%** | | |
| Communications & Power Industries, | | |
| Sr. Sub. Notes, 8%, 2012 | 1,000,000 | 1,048,750 |
| Lucent Technologies: | | |
| Conv. Sub. Debs., 8%, 2031 | 500,000 | 532,500 |
| Notes, 7.25%, 2006 | 1,000,000 | 1,042,500 |
| Magnachip Semiconductor, | | |
| Sr. Sub. Notes, 8%, 2014 | 500,000 [a] | 528,750 |
| Telcordia Technologies, | | |
| Sr. Sub. Notes, 8.875%, 2013 | 1,000,000 [a] | 1,037,500 |
| UGS, | | |
| Sr. Sub. Notes, 10%, 2012 | 1,000,000 [a] | 1,135,000 |
| Xerox Capital Trust I, | | |
| Capital Securities, 8%, 2027 | 1,000,000 | 1,060,000 |
| | | **6,385,000** |
| **Telecommunications−8.5%** | | |
| Airgate, | | |
| Sr. Secured Notes, 6.41%, 2011 | 2,250,000 [a,c] | 2,345,625 |
| American Cellular, | | |
| Sr. Notes, Ser. B, 10%, 2011 | 1,750,000 | 1,712,813 |
| American Tower: | | |
| Conv. Sr. Notes, 3%, 2012 | 600,000 | 663,000 |
| Conv. Sr. Notes, 3%, 2012 | 1,350,000 [a] | 1,491,750 |
| Sr. Notes, 7.125%, 2012 | 1,000,000 | 1,045,000 |
| Centennial Cellular Operating/Communications: | | |
| Sr. Notes, 8.125%, 2014 | 2,000,000 [c] | 2,205,000 |
| Sr. Notes, 10.125%, 2013 | 1,000,000 | 1,165,000 |
| Cincinnati Bell: | | |
| Sr. Notes, 7%, 2015 | 1,000,000 [a] | 1,010,000 |
| Sr. Notes, 7.25%, 2013 | 500,000 | 523,750 |
| Sr. Sub. Notes, 8.375%, 2014 | 1,500,000 | 1,558,125 |
| Crown Castle International, | | |
| Sr. Notes, 7.5%, 2013 | 500,000 | 545,010 |
| Eircom Funding, | | |
| Notes, 8.25%, 2013 | 1,500,000 | 1,683,750 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Telecommunications (continued)** | | |
| LCI International, | | |
| Sr. Notes, 7.25%, 2007 | 1,500,000 | 1,470,000 |
| MCI: | | |
| Sr. Notes, 6.908%, 2007 | 500,000 c | 512,500 |
| Sr. Notes, 7.688%, 2009 | 1,500,000 c | 1,584,375 |
| Sr. Notes, 8.735%, 2014 | 800,000 c | 901,000 |
| Nextel Communications, | | |
| Sr. Notes, 7.375%, 2015 | 3,000,000 | 3,300,000 |
| Qwest Communications International, | | |
| Sr. Notes, 7.75%, 2014 | 2,850,000 a,c | 2,949,750 |
| Qwest Services, | | |
| Notes, 14%, 2010 | 1,000,000 a,c | 1,192,500 |
| Rogers Wireless: | | |
| Secured Notes, 5.525%, 2010 | 1,000,000 c | 1,060,000 |
| Sr. Sub. Notes, 8%, 2012 | 1,000,000 | 1,088,750 |
| Rural Cellular: | | |
| Sr. Notes, 9.875%, 2010 | 1,000,000 | 1,060,000 |
| Sr. Secured Notes, 8.25%, 2012 | 1,000,000 | 1,070,000 |
| SBA Communications, | | |
| Sr. Notes, 8.5%, 2012 | 2,000,000 a | 2,170,000 |
| U.S. Unwired, | | |
| Secured Notes, Ser. B, 6.74%, 2010 | 1,000,000 c | 1,050,000 |
| Ubiquitel Operating, | | |
| Sr. Notes, 9.875%, 2011 | 1,000,000 | 1,135,000 |
| Valor Telecom Enterprise, | | |
| Sr. Notes, 7.75%, 2015 | 2,000,000 a | 2,085,000 |
| | | **38,577,698** |
| **Textiles/Apparel—1.3%** | | |
| Levi Strauss & Co., | | |
| Sr. Notes, 12.25%, 2012 | 1,000,000 | 1,150,000 |
| Oxford Industries, | | |
| Sr. Notes, 8.875%, 2011 | 750,000 | 806,250 |
| Perry Ellis International, | | |
| Sr. Sub. Notes, Ser. B, 8.875%, 2013 | 500,000 | 523,750 |
| Phillips Van-Heusen: | | |
| Sr. Notes, 7.25%, 2011 | 500,000 | 522,500 |
| Sr. Notes, 8.125%, 2013 | 1,500,000 | 1,620,000 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Textiles/Apparel (continued)** | | |
| Warnaco, | | |
| Sr. Notes, 8.875%, 2013 | 1,000,000 | 1,107,500 |
| | | **5,730,000** |
| **Transportation-.2%** | | |
| GulfMark Offshore, | | |
| Sr. Notes, 7.75%, 2014 | 1,000,000 a | **1,077,500** |
| **Utilities−4.3%** | | |
| AES, | | |
| Sr. Notes, 9.5%, 2009 | 250,000 | 289,375 |
| Allegheny Energy Supply: | | |
| Bonds, 8.25%, 2012 | 500,000 a,c | 572,500 |
| Notes, 7.75%, 2005 | 1,000,000 | 1,017,500 |
| Notes, 7.8%, 2011 | 1,000,000 | 1,115,000 |
| Dynegy, | | |
| Sr. Notes, 6.875%, 2011 | 1,750,000 | 1,638,438 |
| Edison Mission Energy, | | |
| Sr. Notes, 7.73%, 2009 | 3,500,000 | 3,780,000 |
| El Paso: | | |
| Notes, 6.375%, 2009 | 500,000 | 505,000 |
| Notes, 7.75%, 2010 | 2,000,000 | 2,115,000 |
| Sr. Notes, 7.875%, 2012 | 1,000,000 | 1,060,000 |
| MSW Energy/Finance: | | |
| Notes, Ser. B, 7.375%, 2010 | 1,000,000 | 1,050,000 |
| Sr. Secured Notes, Ser. B, 8.5%, 2010 | 500,000 | 547,500 |
| NRG Energy, | | |
| Secured Notes, 8%, 2013 | 1,173,000 a | 1,302,030 |
| Semco Energy, | | |
| Sr. Notes, 7.75%, 2013 | 1,000,000 | 1,056,507 |
| Southern Star Central, | | |
| Sr. Secured Notes, 8.5%, 2010 | 750,000 | 830,625 |
| Tennessee Gas Pipeline, | | |
| Debs., 7.5%, 2017 | 1,500,000 | 1,676,250 |
| Texas Genco/Financing, | | |
| Sr. Notes, 6.875%, 2014 | 750,000 a | 804,375 |
| | | **19,360,100** |
| **Total Bonds and Notes** | | |
| (cost $406,634,804) | | **426,706,391** |

| Preferred Stocks—1.7% | Shares | Value ($) |
|---|---|---|
| **Broadcasting/Media—.1%** | | |
| Spanish Broadcasting Systems,<br>  Cum., Ser. B, $ 2.6875 | 513 | **563,498** |
| **Chemicals—.9%** | | |
| Celanese,<br>  Cum. Conv., $1.0625 | 70,000 | 1,846,250 |
| Huntsman,<br>  Conv., $1.25 | 40,000 | 2,350,800 |
| | | **4,197,050** |
| **Packaging—.0%** | | |
| Owens-Illinois,<br>  Conv., $1.1875 | 5,150 | **218,189** |
| **Paper/Forestry—.2%** | | |
| Smurfit-Stone Container,<br>  Cum. Conv., Ser. A, $ 1.75 | 30,000 | **776,250** |
| **Telecommunications—.5%** | | |
| Crown Castle International,<br>  Cum. Conv., $ 1.563 | 44,000 | **2,172,500** |
| **Total Preferred Stocks**<br>  (cost $6,884,888) | | **7,927,487** |

| Other Investments−.5% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,113,000) | 2,113,000 d | **2,113,000** |
| **Total Investments** (cost $415,632,692) | **96.5%** | **436,746,878** |
| **Cash and Receivables (Net)** | **3.5%** | **15,735,792** |
| **Net Assets** | **100.0%** | **452,482,670** |

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At February 28, 2005, these securities amounted to $83,867,542 or 18.5% of net assets.*

b *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

c *Variable rate security—interest rate subject to periodic change.*

d *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Telecommunications | 8.5 | Industrial | 4.0 |
| Health Care | 7.3 | Aerospace/Defense | 3.8 |
| Consumer Products | 5.6 | Non Food & Drug | 3.8 |
| Gaming | 5.4 | Oil & Gas | 3.6 |
| Cable/Media | 5.0 | Building Materials | 3.4 |
| Chemicals | 4.6 | Support Services | 3.2 |
| Paper/Forestry | 4.5 | Other | 29.5 |
| Utilities | 4.3 | | **96.5** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
| Unaffiliated issuers | 413,519,692 | 434,633,878 |
| Affiliated issuers | 2,113,000 | 2,113,000 |
| Cash | | 2,998,539 |
| Dividends and Interest receivable | | 7,938,458 |
| Receivable for investment securities sold | | 6,768,246 |
| Receivable for shares of Common Stock subscribed | | 1,684,005 |
| Prepaid expenses | | 45,833 |
| | | **456,181,959** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 501,714 |
| Payable for investment securities purchased | | 1,859,602 |
| Payable for shares of Common Stock redeemed | | 1,225,527 |
| Accrued expenses | | 112,446 |
| | | **3,699,289** |
| **Net Assets ($)** | | **452,482,670** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 429,593,370 |
| Accumulated undistributed investment income–net | | 1,592,211 |
| Accumulated net realized gain (loss) on investments | | 182,903 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 21,114,186 |
| **Net Assets ($)** | | **452,482,670** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Net Assets ($) | 193,036,718 | 77,404,122 | 169,064,913 | 12,976,917 |
| Shares Outstanding | 13,586,081 | 5,451,674 | 11,930,324 | 911,305 |
| **Net Asset Value Per Share ($)** | **14.21** | **14.20** | **14.17** | **14.24** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 15,942,303 |
| Cash dividends: | |
| Unaffiliated issuers | 66,233 |
| Affiliated issuers | 133,771 |
| **Total Income** | **16,142,307** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,664,430 |
| Distribution fees–Note 3(b) | 783,998 |
| Shareholder servicing costs–Note 3(c) | 742,608 |
| Registration fees | 25,447 |
| Professional fees | 21,029 |
| Prospectus and shareholders' reports | 20,278 |
| Custodian fees–Note 3(c) | 18,892 |
| Directors' fees and expenses–Note 3(d) | 17,237 |
| Commitment fees | 809 |
| Miscellaneous | 21,335 |
| **Total Expenses** | **3,316,063** |
| Less–expense reduction in custody fees due to earnings credits–Note 1(b) | (5,286) |
| **Net Expenses** | **3,310,777** |
| **Investment Income–Net** | **12,831,530** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 2,974,436 |
| Net unrealized appreciation (depreciation) on investments | 9,143,923 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **12,118,359** |
| **Net Increase in Net Assets Resulting from Operations** | **24,949,889** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, 2004 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 12,831,530 | 23,106,695 |
| Net realized gain (loss) on investments | 2,974,436 | (1,721,640) |
| Net unrealized appreciation (depreciation) on investments | 9,143,923 | 9,149,527 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **24,949,889** | **30,534,582** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income—net:** | | |
| Class A shares | (6,486,859) | (11,324,959) |
| Class B shares | (2,208,544) | (3,695,052) |
| Class C shares | (4,606,973) | (7,348,141) |
| Class R shares | (406,563) | (285,877) |
| **Total Dividends** | **(13,708,939)** | **(22,654,029)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 53,393,963 | 150,807,247 |
| Class B shares | 9,172,184 | 31,788,716 |
| Class C shares | 32,530,510 | 96,003,225 |
| Class R shares | 2,096,673 | 12,665,028 |
| Dividends reinvested: | | |
| Class A shares | 3,833,602 | 7,249,919 |
| Class B shares | 1,124,396 | 1,911,708 |
| Class C shares | 1,999,730 | 3,092,298 |
| Class R shares | 283,485 | 175,060 |
| Cost of shares redeemed: | | |
| Class A shares | (53,780,799) | (94,524,848) |
| Class B shares | (4,343,782) | (11,251,572) |
| Class C shares | (24,783,939) | (22,441,129) |
| Class R shares | (985,501) | (3,840,027) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **20,540,522** | **171,635,625** |
| **Total Increase (Decrease) in Net Assets** | **31,781,472** | **179,516,178** |
| **Net Assets ($):** | | |
| Beginning of Period | 420,701,198 | 241,185,020 |
| **End of Period** | **452,482,670** | **420,701,198** |
| Undistributed investment income—net | 1,592,211 | 2,469,620 |

| | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, 2004 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 3,796,199 | 10,928,343 |
| Shares issued for dividends reinvested | 273,861 | 528,411 |
| Shares redeemed | (3,816,976) | (6,914,083) |
| **Net Increase (Decrease) in Shares Outstanding** | **253,084** | **4,542,671** |
| **Class B** [a] | | |
| Shares sold | 652,255 | 2,309,911 |
| Shares issued for dividends reinvested | 80,348 | 139,430 |
| Shares redeemed | (308,279) | (817,624) |
| **Net Increase (Decrease) in Shares Outstanding** | **424,324** | **1,631,717** |
| **Class C** | | |
| Shares sold | 2,318,109 | 6,967,475 |
| Shares issued for dividends reinvested | 143,155 | 225,871 |
| Shares redeemed | (1,765,460) | (1,643,033) |
| **Net Increase (Decrease) in Shares Outstanding** | **695,804** | **5,550,313** |
| **Class R** | | |
| Shares sold | 149,247 | 923,696 |
| Shares issued for dividends reinvested | 20,217 | 12,804 |
| Shares redeemed | (69,936) | (277,359) |
| **Net Increase (Decrease) in Shares Outstanding** | **99,528** | **659,141** |

[a] *During the period ended February 28, 2005, 20,461 Class B shares representing $287,056 were automatically converted to 20,457 Class A shares and during the period ended August 31, 2004, 39,315 Class B shares representing $540,340 were automatically converted to 39,303 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 28, 2005 | Year Ended August 31, | |
| | (Unaudited) | 2004 | 2003[a] |
| Class A Shares | | | |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 13.85 | 13.39 | 12.50 |
| Investment Operations: | | | |
| Investment income−net[b] | .43 | .92 | .48 |
| Net realized and unrealized gain (loss) on investments | .39 | .45 | .70 |
| Total from Investment Operations | .82 | 1.37 | 1.18 |
| Distributions: | | | |
| Dividends from investment income−net | (.46) | (.91) | (.29) |
| Net asset value, end of period | 14.21 | 13.85 | 13.39 |
| **Total Return (%)[c]** | 6.02[d] | 10.40 | 9.55[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 1.14[e] | 1.18 | 1.33[e] |
| Ratio of net expenses to average net assets | 1.14[e] | 1.16 | 1.25[e] |
| Ratio of net investment income to average net assets | 6.15[e] | 6.60 | 6.31[e] |
| Portfolio Turnover Rate | 30.52[d] | 62.65 | 21.71[d] |
| Net Assets, end of period ($ x 1,000) | 193,037 | 184,674 | 117,731 |

[a] From January 31, 2003 (commencement of operations) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, 2004 | Year Ended August 31, 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 13.84 | 13.38 | 12.50 |
| Investment Operations: | | | |
| Investment income—net[b] | .39 | .84 | .44 |
| Net realized and unrealized gain (loss) on investments | .39 | .45 | .70 |
| Total from Investment Operations | .78 | 1.29 | 1.14 |
| Distributions: | | | |
| Dividends from investment income-net | (.42) | (.83) | (.26) |
| Net asset value, end of period | 14.20 | 13.84 | 13.38 |
| **Total Return (%)[c]** | 5.74[d] | 9.83 | 9.24[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 1.67[e] | 1.72 | 1.88[e] |
| Ratio of net expenses to average net assets | 1.67[e] | 1.71 | 1.75[e] |
| Ratio of net investment income to average net assets | 5.60[e] | 6.06 | 5.77[e] |
| Portfolio Turnover Rate | 30.52[d] | 62.65 | 21.71[d] |
| Net Assets, end of period ($ x 1,000) | 77,404 | 69,573 | 45,444 |

[a] From January 31, 2003 (commencement of operations) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

| Class C Shares | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, | |
| --- | --- | --- | --- |
| | | 2004 | 2003[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 13.81 | 13.36 | 12.50 |
| Investment Operations: | | | |
| Investment income—net[b] | .37 | .81 | .43 |
| Net realized and unrealized gain (loss) on investments | .40 | .45 | .68 |
| Total from Investment Operations | .77 | 1.26 | 1.11 |
| Distributions: | | | |
| Dividends from investment income-net | (.41) | (.81) | (.25) |
| Net asset value, end of period | 14.17 | 13.81 | 13.36 |
| **Total Return (%)[c]** | 5.62[d] | 9.53 | 9.00[d] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | 1.90[e] | 1.96 | 2.11[e] |
| Ratio of net expenses to average net assets | 1.90[e] | 1.94 | 2.00[e] |
| Ratio of net investment income to average net assets | 5.36[e] | 5.82 | 5.64[e] |
| Portfolio Turnover Rate | 30.52[d] | 62.65 | 21.71[d] |
| Net Assets, end of period ($ x 1,000) | 169,065 | 155,189 | 75,962 |

[a]  *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
[e]  *Annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, | |
| --- | --- | --- | --- |
| | | 2004 | 2003[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 13.88 | 13.42 | 12.50 |
| Investment Operations: | | | |
| Investment income–net[b] | .45 | .94 | .42 |
| Net realized and unrealized gain (loss) on investments | .39 | .46 | .80 |
| Total from Investment Operations | .84 | 1.40 | 1.22 |
| Distributions: | | | |
| Dividends from investment income–net | (.48) | (.94) | (.30) |
| Net asset value, end of period | 14.24 | 13.88 | 13.42 |
| **Total Return (%)** | 6.14[c] | 10.75 | 9.80[c] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | .84[d] | .90 | 1.35[d] |
| Ratio of net expenses to average net assets | .84[d] | .90 | 1.00[d] |
| Ratio of net investment income to average net assets | 6.42[d] | 6.92 | 6.11[d] |
| Portfolio Turnover Rate | 30.52[c] | 62.65 | 21.71[c] |
| Net Assets, end of period ($ x 1,000) | 12,977 | 11,265 | 2,048 |

[a]   *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
[d]   *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Income Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to maximize total return consistent with capital preservation and prudent risk management. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Shenkman Capital Management, Inc. ("Shenkman") serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C and Class R. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not

valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, adjusted for accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends payable to shareholders are recorded by the fund on the ex-dividend date. The fund declares and

pays dividends from investment income-net monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On February 28, 2005, the Board of Directors declared a cash dividend per share of $.07 for Class A, $.065 for Class B, $.062 for Class C and $.074 for Class R from undistributed investment income-net, payable on March 1, 2005 (ex-dividend date) to shareholders of record as of the close of business on February 28, 2005.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $591,715 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal period ended August 31, 2004, was as follows: ordinary income $22,654,029. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with Dreyfus, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Shenkman, Dreyfus pays Shenkman a fee payable monthly at the annual rate of .30 of 1% of the value of the fund's average daily net assets.

During the period ended February 28, 2005, the Distributor retained $32,378 from commissions earned on sales of the fund's Class A shares, and $67,682 and $20,626 from contingent deferred sales charges on redemptions of the fund's Class B and C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended February 28, 2005, Class B and Class C shares were charged $183,867 and $600,131, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B and Class C shares were charged $247,667, $91,933 and $200,044, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $75,137 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement to provide custodial services for the fund. During the period ended February 28, 2005, the fund was charged $18,892 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $260,187, Rule 12b-1 distribution plan fees $126,257, shareholder services plan fees $84,285, custodian fees $6,299 and transfer agency per account fees $24,686.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** Pursuant to an exemptive order from the Securities and Exchange Commission, the fund invests it available cash in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $162,689,572 and $129,140,105, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $21,114,186, consisting of $21,893,107 gross unrealized appreciation and $778,921 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund

Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# For More Information

**Dreyfus Premier
High Income Fund**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Shenkman Capital Management, Inc.
461 Fifth Avenue
New York, NY 10017

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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